UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

General Motors Company

File Nos. 333-160471 and 001-34960 - CF#23938

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General Motors Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 7, 2009, as amended on Form 8-K/A on November 16, 2010.

Based on representations by General Motors Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 (refiled as Exhibit 10.1 to Form 8-K/A)	through December 31, 2013
Exhibit 10.2 (refiled as Exhibit 10.2 to Form 8-K/A)	through December 31, 2013
Exhibit 10.6 (refiled as Exhibit 10.3 to Form 8-K/A)	through July 10, 2015
Exhibit 10.7 (refiled as Exhibit 10.4 to Form 8-K/A)	through July 15, 2017
Exhibit 10.8 (refiled as Exhibit 10.5 to Form 8-K/A)	through July 10, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin T. Dobbie
Special Counsel